Mail Stop 3561

June 5, 2006

Mr. Thomas Horton
Chief Financial Officer
AMR Corporation
4333 Amon Carter Blvd.
Fort Worth, Texas 76155

      Re: AMR Corporation
              Form 10-K for the year ended December 31, 2005
              Filed February 24, 2006
              File No. 1-8400

Dear Mr. Horton:

We have reviewed your response letter dated May 31, 2006 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis
Critical Accounting Policies and Estimates
Long-lived Assets, page 40

1.   Based on your responses to our previous comments four and five regarding your
        basis for changing the estimated useful life of three aircraft types from 25 years to
        30 years, we believe that your MD&A section should be revised with robust
        disclosure that completely addresses this highly material change in estimate,
        including a clear and in-depth discussion of management's reasons for the
        significant change in estimate and the impact on current and future earnings. We
        note from your response that the focus in MD&A has been your difficult liquidity
        situation and revenue environment, as well as the impact of rising fuel prices, and
        we agree that those issues warrant a thorough discussion. However, we believe
        that this significant change in estimate should be emphasized as well, as it had a
        material impact on the current period and will continue to impact future financial
        results. We do not believe that your current level of disclosure complies with the
        guidelines as set forth in FR-72, which states that "if a change in an estimate has a
        material favorable impact on earnings, the change and the underlying reasons
        should be disclosed so that readers do not incorrectly attribute the effect to
        operational improvements." As such, in the amended Form 10-K please revise
        your MD&A discussion of this change in estimate to clearly and concisely
        address the following items, at a minimum:

        •   The change in events and circumstances that warranted the change in
            depreciable lives of certain aircraft but not other aircraft types.
        •   The economic factors, industry trends and financial condition of the
            company which contributed to management's decision to extend the
            expected useful life of these aircraft types.
        •   The characteristics of the aircraft that support your assertion that a 30 year
            useful life is reasonable and expected.
        •   The manner in which this change in estimate supports management's fleet
            plan in the foreseeable future.
        •   Why the change in depreciable lives on your aircraft based on their
            economic lives is unique to your facts and circumstances, while other
            airlines with similar financial conditions and reduced capital spending
            plans have not extended the life of their aircraft; and
        •   The risks and impact of maintaining aircraft longer in the fleet.   Among
            the items that should be discussed are: (i) anticipated increase in
            maintenance expenditures; (ii) the potential savings in fuel efficiency by
            replacing aircraft; (iii) customer safety and satisfaction in utilizing older
            aircraft; (iv) matters that may cause changes in current plans; (v) new

technology in the marketplace, including your expectation of the current or anticipated technological advances beyond these aircraft capabilities; (vi) supply and demand economics within the industry.

Please send us a draft form of your revised disclosure prior to filing your Form 10-K amendment.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristin Shifflett at (202)551-3381 or Joe Foti at (202)551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202)551-3211 with any other questions.

Sincerely,

David R. Humphrey
Accounting Branch Chief